As filed with the Securities and Exchange Commission on March 8, 2019

Securities Act File No. 333-228478

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549.

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☐

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 1

AMERICAFIRST QUANTITATIVE FUNDS

(Exact Name of Registrant as Specified in Charter)

300 Harding Blvd., Suite 215

Roseville, CA  95678

(Address of Principal Executive Offices)(Zip Code)

Registrant's Telephone Number, including Area Code: (916) 787-9940

Mutual Shareholder Services, LLC.

8000 Town Centre Drive, Suite 400 Broadview Heights OH 44147

(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment consists of the following:

1.

Facing Sheet of the Registration Statement.

2.

Part C to the Registration Statement (including signature page).

3.

Exhibit (11)(ii) to Item 16 of the Registration Statement

4.

Exhibit (12) to Item 16 of the Registration Statement.

This Post-Effective Amendment is being filed primarily to file an opinion and consent of counsel as to tax matters in connection with the reorganization of AmericaFirst Quantitative Strategies Fund, a series of AmericaFirst Quantitative Funds, into the AmericaFirst Tactical Alpha Fund, a series of AmericaFirst Quantitative Funds, as Exhibit (12) to Item 16 to this Registration Statement on Form N-14.

Parts A and B of the Registration Statement filed with the Securities and Exchange Commission (the "SEC") on February 12, 2019 are incorporated by reference herein.

Part C

Other Information

ITEM 15.  Indemnification

The Registrant's Agreement and Declaration of Trust (the "Agreement") provide, among other things, that the trustees shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, investment adviser or distributor of the Registrant, nor shall any trustee be responsible for the act or omission of any other trustee, and the Registrant out of its assets may indemnify and hold harmless each trustee and officer of the Registrant from and against any and all claims, demands, costs, losses, expenses and damages whatsoever arising out of or related to such trustee's performance of his or her duties as a trustee or officer of the Registrant; provided that the trustees and officers of the Registrant shall not be entitled to an indemnification or held harmless if such liabilities were a result of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

The Investment Management Agreement the Registrant and the Advisor provides, among other things, that an investment adviser shall not be liable for any loss suffered by the Registrant with respect to its duties under the agreement, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the investment adviser in the performance of its duties or from reckless disregard by it of its obligations and duties under the agreement ("disabling conduct"). In addition, the Registrant has agreed to indemnify the Advisor against and hold it harmless from any and all losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) resulting from any claim, demand, action or suit not resulting from disabling conduct by the investment adviser.

The Tri-Party Agreement for Distribution Services ("Agreement") with Arbor Court Capital, LLC ("ACC") provides that the Registrant agrees to indemnify, defend, and hold ACC, its officers and directors, and any person who controls ACC within the meaning of Section 15 of 1933 Act ("ACC entities"), free and harmless from and against any and all claims, demands, liabilities and expenses (including the cost of investigation or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith) that ACC its officers, directors, or any such controlling person may incur under the 1933 Act, or under common law or otherwise, arising out of or based upon any (i) untrue statement of a material fact contained in the Registration Statement, Prospectus, SAI or sales literature, (ii) omission to state a material fact required to be stated in the either thereof or necessary to make the statements therein not misleading, or (iii) failure by the Registrant to comply with the terms of the Agreement; provided, that in no event shall anything contained herein be so construed as to protect ACC against any liability to the Registrant or its shareholders to which ACC would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations under this Agreement.  The Agreement further provides that ACC agrees to indemnify, defend, and hold the Registrant, its officers and directors, and any person who controls the Registrant within the meaning of Section 15 of the 1933 Act, free and harmless from and against any and all claims, demands, liabilities, and expenses (including the cost of investigation or defending against such claims, demands, liabilities and any counsel fees incurred in connection therewith) that the Registrant, its directors or officers, or any such controlling person may incur under the 1933 Act, or under common law or otherwise, resulting from ACC's willful misfeasance, bad faith or gross negligence in the performance of its obligations and duties under this Agreement, or arising out of or based upon any untrue statement of a material fact contained in information furnished in writing by ACC to the Registrant for use in the Registration Statement, Prospectus or SAI arising out of or based upon any omission to state a material fact in connection with such information required to be stated in either thereof or necessary to make such information not misleading.

ITEM 16.   Exhibits

(1) Agreement and Declaration of Trust.

(i) Certificate of Trust of AmericaFirst Quantitative Funds (the "Registrant") dated January 25, 2012, as filed with the Secretary of State of Delaware on February 17, 2012 and filed as exhibit 28(a)(1) to the Registrant's Initial Registration Statement on Form N-1A with the Securities and Exchange Commission ("SEC") on February 21, 2012 (the "Registration Statement") and incorporated herein by reference.

(ii) Amended and Restated Agreement and Declaration of Trust dated September 30, 2013, filed as exhibit 28(a)(2) to the Registration Statement on Form N-1A on October 25, 2013 is incorporated herein by reference.

(2) By-Laws. None.

(3) None.

(4) Agreement and Plan of Reorganization, dated February 4, 2019, is incorporated by reference to Exhibit A of Part A.

(5) Instruments Defining Rights of Security Holders.  See Article IV; Article IX, Section 10.3 and Section 11.3 of the Registrant's Amended and Restated Agreement and Declaration of Trust dated September 30, 2013, incorporated by reference above under (1)(ii).

(6) Investment Advisory

(i)  Supplemented, Amended And Restated Management Agreement dated October 31, 2016 between the Advisor and the Registrant filed as exhibit 28(d)(3) to the Registration Statement on Form N-1A on October 28, 2016 is incorporated herein by reference.

(ii)  Amended Appendix A, dated January 17, 2017, of Supplemented, Amended And Restated Management Agreement dated October 31, 2016, filed as exhibit 28(d)(1)(i) to the Registration Statement on Form N-1A on October 27, 2017, is incorporated herein by reference.

(iii) Amendment to Appendix A, filed as exhibit 16(6)(iii) to the Registration Statement on Form N-14 on November 20, 2018, is incorporated herein by reference.

(7) Underwriting Agreement.

(i) Tri-Party Agreement for Distribution Services dated October 17, 2018 between Arbor Court Capital, LLC, the Registrant, and AmericaFirst Capital Management, LLC, filed as exhibit 28(e)(2) to the Registration Statement on Form N-1A on October 29, 2018, is incorporated herein by reference.

(ii) Form of Selling Agreement filed as exhibit 28(e)(2)(i) to the Registration Statement on Form N-1A on October 29, 2018, is incorporated herein by reference.

(8) None

(9) Custody Agreement. Custody Agreement dated November 16, 2016 between Fifth Third Bank and the Registrant, filed as exhibit 28(g)(1) to the Registration Statement on Form N-1A on October 27, 2017, is incorporated herein by reference.

(10) Rule 12b-1 Plans and Rule 18f-3 Plan.

(i) Class A, Class C and Class U Distribution Plans and related agreement for the Registrant filed as exhibit 28(m) to pre-effective amendment no. 1 to the Registration Statement on Form N-1A on June 29, 2012 and incorporated herein by reference.

(ii) Amended Appendix A to Class A and Class U Distribution Plans, filed as exhibit 28(m)(1)(i) to the Registration Statement on Form N-1A on October 27, 2017, is incorporated herein by reference.

(iii) Rule 18f-3 Plan filed as exhibit 28(n) to pre-effective amendment no. 1 to the Registration Statement on Form N-1A on June 29, 2012 and incorporated herein by reference.

(iv) Amended Exhibit A to Rule 18f-3 Plan filed as exhibit 28(n)(1)(i) to the Registration Statement on Form N-1A on October 27, 2017, is incorporated herein by reference.

(11)

(i) Opinion and consent of Thompson Hine LLP filed as exhibit 16(11) to the Registration Statement on Form N-14 on February 12, 2019, is incorporated herein by reference.

(ii) Consent of Thompson Hine LLP is filed herewith.

(12) Opinion and consent of counsel regarding tax matters is filed herewith.

(13) Expense Limitation Agreement with respect to AmericaFirst Tactical Alpha Fund filed as exhibit 16(13) to the Registration Statement on Form N-14 on February 12, 2019, is incorporated herein by reference.

(14) Consent of BBD, LLP filed as exhibit 16(14) to the Registration Statement on Form N-14 on February 12, 2019, is incorporated herein by reference.

(15)(a) Annual Report of the Registrant was filed on Form N-CSR on November 15, 2018 and is incorporated by reference herein.

(16) Powers of Attorney.  None.

ITEM 17.  Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Roseville, State of California on the 7th day of March, 2019.

AMERICAFIRST QUANTITATIVE FUNDS (Registrant)

By:

/s/ Rick Gonsalves

Rick Gonsalves

President

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

AMERICAFIRST QUANTITATIVE FUNDS

/s/ Michael Gunning Michael Gunning	Trustee	March 7, 2019
/s/ Timothy Highland Timothy Highland	Trustee	March 7, 2019
/s/ Rick Gonsalves Rick Gonsalves	Trustee, President, and Principal Executive Officer	March 7, 2019
/s/ Umberto Anastasi Umberto Anastasi	Treasurer and Principal Financial Officer	March 7, 2019

Exhibits

(11)(ii)

Consent of Thompson Hine LLP

(12)

Opinion and consent of counsel regarding tax matters